SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Williams-Sonoma, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

Stock-Settled Stock Appreciation Rights

(Title of Class of Securities)

969904101

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Seth R. Jaffe, Esq.

David R. King, Esq.

Williams-Sonoma, Inc.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Aaron J. Alter, Esq.

Richard A. Kline, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,695,772	$429.42

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock-settled stock appreciation rights to purchase 3,156,600 shares of common stock of Williams-Sonoma, Inc. having an aggregate value of $7,695,772 as of March 16, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Williams-Sonoma, Inc., a California corporation (“Williams-Sonoma” or the “Company”), to exchange (the “Exchange Offer”) certain options and stock-settled stock appreciation rights (“SSARs”) to purchase up to an aggregate of 3,156,600 shares of the Company’s common stock, whether vested or unvested, that were granted on or before August 9, 2007, with an exercise price per share above $27.72 (the “Eligible Awards”). These Eligible Awards may be exchanged for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for Restricted Stock Units, dated March 16, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Form of Message to Equity Award Exchange Eligible Associates from Howard Lester, titled “Equity Award Exchange Program,” dated March 16, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(D), (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(E), and (v) the Guide to the Equity Award Exchange Program, attached hereto as Exhibit (a)(1)(J). The following disclosure materials also were made available to eligible associates: (I) Forms of Messages to Equity Award Exchange Eligible Associates, titled “Equity Award Exchange Program - Website Training Sessions” and “Your Associate ID Number,” attached hereto as Exhibit (a)(1)(C), (II) the Form of Confirmation Message of Receipt of Election or Withdrawal Form, attached hereto as Exhibit (a)(1)(F), (III) the Form of Reminder Messages, attached hereto as Exhibit (a)(1)(G), (IV) the Screen Shots of Offer Website, attached hereto as Exhibit (a)(1)(H), and (V) the Form of Schedule of Eligible Awards, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible associate” refers to all employees of the Company or its subsidiaries who are based in the United States and who remain U.S.-based employees through the date exchanged Eligible Awards are cancelled. Notwithstanding the foregoing, employees notified in January 2009 of a scheduled termination date that is prior to the scheduled expiration date of the Exchange Offer on April 10, 2009, the Company’s named executive officers and members of the Company’s board of directors, in each case, as of the commencement of the offer, are not eligible.

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Williams-Sonoma is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 3250 Van Ness Avenue, San Francisco, CA 94109, and the telephone number at that address is (415) 421-7900. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Williams-Sonoma” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Awards. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options and SSARs tendered by eligible associates and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of awards; expiration date,” “Acceptance of awards for exchange and issuance of restricted stock units,” and “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange awards,” “Withdrawal rights and change of election,” “Acceptance of awards for exchange and issuance of restricted stock units,” “Conditions of the offer,” “Price range of shares underlying the awards,” “Source and amount of consideration; terms of restricted stock units,” “Status of awards acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of awards for exchange and issuance of restricted stock units” and “Status of awards acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the awards” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for Restricted Stock Units, dated March 16, 2009.

(a)(1)(B)	Form of Message to Equity Award Exchange Eligible Associates from Howard Lester, titled “Equity Award Exchange Program,” dated March 16, 2009.

(a)(1)(C)	Forms of Messages to Equity Award Exchange Eligible Associates, titled “Equity Award Exchange Program - Website Training Sessions” and “Your Associate ID Number.”

(a)(1)(D)	Election Form.

(a)(1)(E)	Withdrawal Form.

(a)(1)(F)	Forms of Confirmation Messages of Receipt of Election or Withdrawal Forms.

(a)(1)(G)	Forms of Reminder Messages.

(a)(1)(H)	Screen Shots of Offer Website.

(a)(1)(I)	Form of Schedule of Eligible Awards.

(a)(1)(J)	Guide to the Equity Award Exchange Program.

(b)	Not applicable.

(d)(1)	Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan.

(d)(2)	Form of Restricted Stock Unit Agreement under the Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2008, as filed with the Commission on June 11, 2008, File No. 001-14077).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WILLIAMS-SONOMA, INC.

/s/ Sharon L. McCollam
Sharon L. McCollam
Executive Vice President,
Chief Operating and Chief Financial Officer

Date: March 16, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for Restricted Stock Units, dated March 16, 2009.

(a)(1)(B)	Form of Message to Equity Award Exchange Eligible Associates from Howard Lester, titled “Equity Award Exchange Program,” dated March 16, 2009.

(a)(1)(C)	Forms of Messages to Equity Award Exchange Eligible Associates, titled “Equity Award Exchange Program - Website Training Sessions” and “Your Associate ID Number.”

(a)(1)(D)	Election Form.

(a)(1)(E)	Withdrawal Form.

(a)(1)(F)	Forms of Confirmation Messages of Receipt of Election or Withdrawal Forms.

(a)(1)(G)	Forms of Reminder Messages.

(a)(1)(H)	Screen Shots of Offer Website.

(a)(1)(I)	Form of Schedule of Eligible Awards.

(a)(1)(J)	Guide to the Equity Award Exchange Program.

(b)	Not applicable.

(d)(1)	Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan.

(d)(2)	Form of Restricted Stock Unit Agreement under the Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2008, as filed with the Commission on June 11, 2008, File No. 001-14077.

(g)	Not applicable.

(h)	Not applicable.